Contact

www.linkedin.com/in/raymond-magee-56420335 (LinkedIn)
www.bloomcatch.com/ (Company)

Top Skills

Cross-functional Team Leadership
ERP
Supply Chain

Raymond Magee

Founder and President of BloomCatch
Centreville

Experience

BloomCatch
Founder and President
May 2016 - Present (6 years)

USDA FNS
Management Analyst - Office of Internal Controls, Audits, and Investigations
October 2014 - Present (7 years 7 months)
Washington D.C. Metro Area

NTEU (National Treasury Employee's Union)
Chapter President
October 2016 - May 2018 (1 year 8 months)
Alexandria, VA

NTEU Chapter 226
Executive Vice President
June 2015 - October 2016 (1 year 5 months)
Washington D.C. Metro Area

USDA-FNS
Sr. Program Analyst
December 2011 - October 2014 (2 years 11 months)
Alexandria, VA

USDA FNS
Program Analyst
September 2008 - December 2011 (3 years 4 months)
Alexandria, VA

Preferred Meal Systems
Commodity Manager
December 2005 - July 2008 (2 years 8 months)
Berkeley, IL

Education

The George Washington University
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies · (2013 - 2016)

Elmhurst College
Comp. Sci, Computer Science · (2001 - 2005)

IMSA